Dec. 5, 2009

Daniel Morris

Special Counsel

United States

Securities and Exchange Commission

Mail Stop 3030

Washington, DC 20549

RE:

OICco Acquisition I, Inc.

Amendment to Registration Statement on Form S-1

Filed November 4, 2009

File No. 333-152512

Dear Mr. Morris:

The following is our response to your comment letter of Nov. 18, 2009.

General

1.

It is generally not appropriate to provide one word responses to our comments. As indicated in our prior letter, each of your revisions should be keyed to our comments and responses should provide any requested information, including if applicable legal analysis. Your responses should clearly indicate the nature of any revision and where in the registration statement the revisions have been made.

Each of our revisions will be keyed to our comments and responses will provide any requested information, including if applicable legal analysis. Our responses will clearly indicate the nature of any revision and where in the registration statement the revisions have been made.

2.

We note your response to prior comment 1 and re-issue the comment. We note that the registration statement continues to suggest that there are multiple stockholders of the company. However, it appears that Mr. Sisk is the sole stockholders. Please make appropriate revisions.

The registration statement has been revised throughout to remove suggestions that there are multiple stockholders of the company.

Calculation of Registration Fee

3.

We note your response to prior comment 2 and reissue the comment. The registration statement should be revised throughout to disclose that you are registering the sale of 6,000,000 shares. We note for example that the cover page continues to state that you are registering 2,000,000 shares.

The registration statement has been revised throughout to disclose that the company is registering the sale of 6,000,000 shares.

Prospectus Cover

4.

We note your response to prior comment 4 and re-issue the comment. The prospectus cover page should not exceed one page. Item 501(b) of Regulation S-K. Please revise accordingly.

The cover page has been reduced to one page.

Rights and Protections Under Rule 419, page 6

5.

We note your response to prior comment 5 and re-issue the comment. It is not appropriate to begin the summary with a technical recitation of the legal elements of Rule 419. Accordingly, please revise this section to provide plain English summary of the offering. Refer to Rule 421(d)(2)(iii) of the Securities Act of 1933 and Item 503(a) of Regulation S-K. Make similar revisions throughout the registration statement, as appropriate.

This section and similar ones throughout the registration statement have been revised to provide a plain English summary of the elements of Rule 419.

Escrow of 90% of the Proceeds, page 6

6.

Refer to prior comment 6. It remains unclear from your disclosure when funds will be released in the even the minimum number of shares are not purchased. For example on page 8 in the third paragraph you state that escrow funds will be retuned promptly if the minimum offering amount is not achieved within 180 days of the date of the prospectus unless the offering is extended an additional 180 days. However, under item (II) of this section you state that funds will be released 18 months after effectiveness of the registration statement if the minimum offering is not met. Please revise your disclosure throughout the registration statement to reconcile when escrow proceeds will be released in the event that the minimum offering amount is not met. Also, clearly disclose when and how you will determine if the minimum offering has been met. Refer to Rules 10b-9 and 15c2-4 of the Securities Exchange Act of 1934.

Revisions have been made to clarify that escrow funds will be returned promptly if the minimum offering amount is not achieved within 180 days of the date of the prospectus. The escrow holder will confirm with the sole officer and director of the company the amount held in escrow to determine if the minimum offering has been met.

Post-Effective Amendment, page 6

7.

We note your response to prior comment 8 and re-issue the comment. Provide us with your analysis as to whether audited financial statement of the acquisition candidate are required under Rule 419 of the Securities Act and other applicable federal securities laws.

Audited financial statements are required at the time of the closing of the transaction as a post effective amendment with the audit contained therein must be filed with the SEC. Audits are not required prior to the closing of the transaction or the signing of the agreement.

The Company, page 7

8.

The meaning of your response to prior comment 9 is not clear. Please explain the role of the lock-up agreement in connection with this offering. Please also file the lock-up agreement.

The shares are being registered with a view towards having all of the outstanding shares of the company registered. The Company wishes to have all of the outstanding shares of the Company registered as it at this time does not know what the possible future terms of any future acquisition or merger may be and feels that having them registered increases the likelihood of finding an acquisition/merger candidate.

The Offering, page 8

9.

We note your reference to “reconfirmation” at the bottom of page 8. Please add disclosure to explain the purpose of this process and how the requirement is intended to protect investors. It is not appropriate to simply recite the provisions of Rule 419.

Disclosure added to explain that reconfirmation is for the protection of investors as they will have an opportunity to review information on the merger entity and to have their subscription canceled and payment refunded.

10.

Based upon your response to prior comment 11 and the escrow agreement filed as an exhibit, it remains unclear that your proposed escrow arrangement comply with the requirements of Rule 419(b)(1)(i). For example, we note the following:

•

The escrow account must be maintained by an insured depositary institution to receive the proceeds of the offering and the securities. However, Section 1 of the escrow agreement provides that the account shall be located at the offices of the escrow agent who does not appear to qualify as an insured depositary institution; and

•

It appears from the first recital in the escrow agreement that the escrow account established by you is to receive only $40,000 of the proceeds of the offering. Given your response to our prior comment 13, it appears you agree that proceeds from the sale of shares held by Mr. Sisk should also be deposited into the escrow account.

Please revise your escrow arrangements to qualify with the requirements of Rule 419(b)(1)(i). In addition, please provide detailed legal analysis in support of the proposition that the revised escrow arrangements comply with that Rule.

The escrow agreement has been revised to properly disclose that the escrow will be held at Bank of the West. Any proceeds from the sale of shares held by Mr. Sisk will also be deposited in the escrow meaning all funds and shares related to this offering are being escrowed in compliance with Rule 419.

11.

Refer to prior comment 15. Please revise the first sentence of the second paragraph of this section for clarity. Please also disclose whether the 10% of funds to which you refer will be released only after the offering is completed, or alternatively, whether it may be released while the offering remains ongoing.

The sentence has been rewritten as follows:

All subscription funds will be held in escrow pending the achievement of the Minimum Offering after which no funds shall be released to OICco Acquisition I, Inc. until such a time as the escrow conditions are met (see the section titled "Plan of Distribution" herein) other than 10% which may only be released to OICco upon completion of the offering.

12.

We note your response to prior comment 17. It remains unclear how you determined that extending the time for the minimum offering by 180 days complies with Rule 10b-9 under the Securities Exchange Act of 1934 , which requires a specified time. Please provide a detailed legal analysis. Cite any authority on which you rely. In addition, please explain how you would notify purchasers of an extension.

Rule 10b-9 states:

“It shall constitute a manipulative or deception device or contrivance, as used in section 10(b) of the Act, for any person, directly or indirectly, in connection with the offer or sale of any security, to make any representation:

…

To the effect that the security is being offered or sold on any other basis whereby all or part of the consideration paid for any such security will be refunded to the purchaser if all or some of the securities are not sold, unless the security is part of an offering or distribution being made on the condition that all or a specified part of the consideration paid for such security will be promptly refunded to the purchaser unless

…

a specified number of units of the security are sold at a specified price within a specified time, and…”

The offering is for a specified number of units at a specified price and there is a specified time. Any purchaser knows that the offering will be open for 180 days with a possibility of an extension for an additional 180 days. Thus the purchaser knows that the maximum specified time period for the offering is 360 days.

Written notice would be sent to any purchasers of the election to extend the offering at least 20 days prior to running of the first 180 day offering period.

13.

Refer to prior comment 19 and the third paragraph on page 8 of the registration statement. It is unclear how delivering the shares of common stock to the escrow agent within 90 days of the closing of the offering complies with your obligation under Rules 419(b)(1)(i) and 419(b)(3) to deposit the securities promptly after issuance directly into an account maintained by an insured depositary institution. Please provide us with a detailed legal analysis.

The shares will be issued within 90 days of the closing of the offering and will within 5 days of issuance be delivered to the escrow agents account at Bank of the West.

14.

We note your response to prior comment 20. Although it appears that you made revisions on page 8, the registration statement contains disclosure elsewhere that continues to indicate that transfers are not permitted under any circumstances. Please make appropriate revisions.

Disclosure regarding transfers has been revised throughout the registration statement.

15.

 We refer to prior comment 21. Please expand your disclosure to clarify when you expect to seek quotations for your securities.

The Company expects to seek quotations for its securities upon completion of the offering and a merger/acquisition and the reconfirmation offering.

Summary Financial Information, page 9

16.

Please tell us why the information presented in your balance sheet data is not consistent with that provided as part of your audited Balance Sheet on page F-4.

The information has been revised to be consistent with the audited balance sheet.

Risk Factors, page 10

17.

We note very limited revisions in response to prior comments 23 and 24. Accordingly, we reissue the comments.

Additional revisions have been made in response to prior comments 23 and 24.

18.

We note that in response to prior comment 29 you deleted the risk factor which discusses the possible purchase by Mr. Sisk of shares offered pursuant to this registration statement. Although you have removed this disclosure, it is not clear whether Mr. Sisk may in fact purchase shares in the offering. Please revise the registration statement to clearly state whether shares covered by this registration statement may be sold to Mr. Sisk.

Registration statement has been revised to clearly state that Mr. Sisk may not purchase shares in this offering.

Shares Eligible for Future Sale, page 13

19.

We note your response to prior comment 32 and re-issue the comment. Please revise to clarify the effect of this registration statement upon the eligibility of Mr. Sisk’s shares for future sale.

Revised to clarify that as an affiliate, Mr. Sisk’s shares will still be bound by the affiliate resale restrictions enumerated in Rule 144 of the Securities Act of 1933.

Determination of Offering Price, page 14

20.

We note your response to prior comment 3 and reissue the comment. Your disclosure in this section states that the offering price was determined arbitrarily, however, you also disclose that pricing was based, in some part on the identified factors. Please revise for consistency.

Identified factors removed.

Use of Proceeds, page 14

21.

We note your response to prior comment 33 and re-issue the prior comment. Please revise the table to clarify the specific amount and percentage of proceeds that will be applied to working capital.

Table clarified as to the specific amount and percentage of proceeds that will be applied to working capital.

Plan of Distribution, page 15

22.

We note your response to prior comment 34. Revise to clarify that “the new issue offering” refers to the shares offered for sale by the company. In addition, please make conforming revisions in the Summary section.

Revised to clarify that “the new issue offering” refers to the shares offered for sale by the company and a conforming revision has been made in the Summary section.

23.

We note your response to prior comment 36. Please revise the cover page to clearly state that Mr. Sisk is an underwriter.

The following has been added to the cover page:

Mr. Sisk is an underwriter for the purposes of this offering.

Plan of Operation, page 21

24.

We note your response to prior comment 40 and re-issue in part. Please revise to discuss whether you have reason to believe that the proposed strategies to identify a suitable merger opportunity will be successful. In addition, please revise the risk factors section to add a risk factor related to these proposed methods, if appropriate.

There is no strong evidence which can be cited showing that these methods of identifying a suitable merger opportunity will be successful.

A risk factor section has been added.

25.

In your response to prior comment 42, you state that the assurances you will seek consist “mainly” of financial statement of the target. To the extent that you will seek other assurances, please identify them. If you do not intend to seek other forms of assurance, please revise your disclosure to eliminate the implication that you may seek other forms of assurance.

The Company will also examine business, occupational and similar licenses and permits, physical facilities, trademarks, copyrights, and corporate records including articles of incorporation, bylaws and minutes if applicable.

General Business Plan, page 21

26.

Refer to prior comments 44 and 45. It remains unclear how you determined that a private company would save costs in becoming a publicly reporting company by completing a business combination with you. Please revise. Your disclosure should address specifically the effects of Items 2.01(f) and 5.01(a)(8) of Form 8-K and Rule 144(i) under the Securities Act of 1933. Refer to Securities Act Release No. 33-9587 (July 15, 2005) and Securities Act Release No. 33-8869 (February 15, 2008).

The disclosure was revised to address specifically the effects of Items 2.01(f) and 5.01(a)(8) of Form 8-K and Rule 144(i) under the Securities Act of 1933.

Acquisition of Opportunities, page 22

27.

We note your response to prior comment 46. However, your analysis does not appear to address the potential applicability of requirement for audited financials contained in Securities Act and Exchange Act forms, such as Item 11(e) of Form S-1, and applicable rules and regulations, such as Rule 3-05 of Regulation S-X.

Please provide an analysis which addresses these requirements. Consider this comment together with comment 7 above.

Additional disclosure stating that audited financials are required to consummate the merger due to SEC filing requirements.

28.

Refer to prior comment 47. Please provide your legal analysis as to whether and how transactions may be voided after being reconfirmed by shareholders. In addition, please revise your disclosure to clarify when you intend to release the proceeds from escrow in the event a proposed transaction is voidable.

The option of voiding transactions has been deleted.

29.

We note your response to prior comment 48. Your revised disclosure suggests that even if other shareholders were offered less than $.02 per share, Mr. Sisk could not sell for less than that amount. Please confirm or revise to clarify.

Mr. Sisk must sell at not less than $0.02 per share even if other shareholders were offered less than that amount.

30.

We refer to your disclosure in the revised first paragraph on page 23. You state that the terms of any opportunity presented to your officer to sell his shares will also be afforded to all other shareholders. Please revise your disclosure to clearly describe the rights of other shareholders to participate in any sale of shares by your officer. Identify and disclose the agreement under which other shareholders have been granted such rights. Also, please provide your legal analysis demonstrating how these rights may be exercised given the provisions of Rule 15g-8 of the Securities Exchange Act of 1934.

Revised to clarify that all of the company shares will be sold prior to any sales by the officer and director and that no sales of any shares held in escrow shall be permitted other than as otherwise disclosed until the close of the escrow.

Financial Statements, page F-1

General

31.

Please refer to our prior comment 52. We see you’re your response that an updated consent from your auditor is attached, however, we are unable to locate this consent. Please ensure an updated accountant’s consent is included with any amendment to the filing.

Updated Consent attached.

Report of Independent Registered Public Accounting Firm, page F-3

32.

Please refer to our prior comment 53. We see from your response that the wording referred to in your auditors opinion has been removed, but your auditors opinion in your amendment does not appear to reflect this change. Please delete the language or explain to us the nature and provide us with the terms of the aforementioned debt obligations. Also please tell us why these debt obligations have not been reflected in your financial statements.

Wording Removed.

Note A—Summary of Significant Accounting Policies, page F-8

Basis of Presentation, page F-8

33.

Please refer to our prior comment 54. We note from your response that information was “added to Note A under Organization” but we are not able to locate any related disclosure. Please advise or revise accordingly.

Added to Note A under Organization.

Property and Equipment, page F-8

34.

Please refer to our prior comment 55. We see your response that the company does not have any fixed assets and the related disclosure has, therefore, been removed. However, it does not appear the related disclosure has been removed from your amendment to Form S-1. Please advise or revise accordingly.

Since the Company currently has no fixed assets this disclosure has been removed.

Recently Issued Accounting Pronouncement, page F-10

35.

We note your response to our prior comments 56, 57 and 58, but do not believe you have been fully responsive. As previously requested, please address all of our concerns that are specified in our prior comments 56, 57 and 58, and revise your registration statement accordingly.

Since the Company has adopted these all affects are reflected in the financial statements. Reference to these SFAS items has been removed. Reference has been removed, since the company has not share-based transactions to disclose no further additional information should be required.

Other expenses of Issuance and Distribution, page II-1

36.

Please tell us where Mr. Sisk has agreed to pay the expenses of the offering. File any written agreement as an exhibit. If there is no written agreement, please explain how you determined such an obligation is enforceable.

The agreement is not in writing and thus is not enforceable and such disclosure has been added to the registration statement.

Indemnification of Officers and Directors, page II-1

37.

Its not appropriate to merely reproduce sections of your bylaws, including defined terms, in response. Please provide a statement of the general effect of your bylaws and applicable provisions of Delaware law such as section 145 of the Delaware General Corporation Law consistent with Item 702 of Regulation S-K.

A general Plain English statement has been added.

Exhibits and Financial Statement Schedules, page II-2

38.

Refer to prior comment 61. The revised escrow agreement does not conform to the requirements of Rule 419(b)(4). Please revise.

The escrow agreement has been revised.

Undertakings, page II-2

39.

It appears you have included undertakings which are not applicable to you. For example, you are not a foreign private issuer and its does not appear you are relying on Rule 430B. Please revise accordingly.

These undertakings have been removed.

Exhibit 5.1

We note that you have not filed a revised Exhibit 5.1. Therefore, we reissue prior comments 62-28. Please file a revised Exhibit 5.1 with your next amendment.

Revised Exhibit 5.1 is filed with this amendment.

Very truly yours,

/s/ Harold P. Gewerter

Harold P. Gewerter, Esq.

Harold P. Gewerter, Esq. Ltd.